

August 28, 2023

Steve Howden
Chief Financial Officer
IHS Holding Ltd.
1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP
United Kingdom

> **Re: IHS Holding Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Filed on March 28, 2023**
> **File No. 001-40876**

Dear Steve Howden:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Key Financial and Operational Performance Indicators
Recurring Levered Free Cash Flow, page 93

1. You disclose that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, Recurring Levered Free Cash Flows ("RLFCF"), and Return Adjusted EBITDA, the number of Towers in our portfolio and Colocation Rate are key measures to assess your financial and operational performance. You indicate that the most directly comparable IFRS measure to Adjusted EBITDA, RLFCF and Return Adjusted EBITDA is your profit/(loss) for the period. Please revise your future filings to address the following items.
    - Revise your disclosure to indicate whether you use the measure of RLFCF as a performance measure, liquidity measure or both. We note that you indicate that the

most directly comparable IFRS measure to RLFCF is your profit/(loss) for the period; however, on page 93 you reconcile RLFCF to the nearest IFRS measure of cash from operations. Revise your disclosure to correct this inconsistency, as applicable.

- Revise to disclose the usefulness of RLFCF to investors. Your disclosure should be similar to the disclosures included in your press release in the Form 6-K filed on March 28, 2023. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
- In your press release in the Form 6-K filed on March 28, 2023, you indicate that RLFCF is useful to investors because it is also used by your management for measuring your operating performance, profitability and allocating resources. Given that free cash flow is typically a liquidity measure, help us understand how you use RLFCF to measure operating performance, profitability and allocation of resources. If you use RLFCF as a performance measure, tell us what consideration you gave to also providing a reconciliation of RLFCF to net profit/(loss) for the periods presented.
- We note your reconciliation of RLFCF to the most comparable IFRS measure of cash from operations. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits "excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA)." In this regard, provide us with greater detail whether any of the individual charges excluded from the measure required, or will require, cash settlement. Additionally, tell us how you determined it was appropriate to include business combination costs in your calculation of RLFCF.
- Tell us how you determined is was appropriate to include non-cash items, such as, reversal of loss allowance on trade receivables, (reversal of impairment)/impairment of inventory, and listing costs, in your determination of RLFCF.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Jean Yu, Staff Accountant at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing